

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 8, 2008

Mr. David W. Wehlmann
Executive Vice President and
Chief Financial Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, TX 77042

> **Re: Grey Wolf, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated February 1, 2008**
> **File No. 001-08226**

Dear Mr. Wehlmann:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity, page 24

1.   We note from your response to our prior comment number two that you will consider making appropriate disclosure in future filings based on your financial condition and capital requirements at such time. In addition to the current

disclosures you identified in your response, your disclosure in future filings should illustrate the following:

- your historical ability to cover debt-related fixed charges, and;

- management's expectations regarding your ability to cover debt-related fixed charges in future periods.

Your future disclosure should separately evaluate your ability to meet upcoming cash requirements over both the short and long term. Please refer to FRC 501.13.

Financial Statements

Note 4: Long-Term Debt, page 50

2.   We note in your response to our prior comment number three you have concluded that the embedded call feature is not adjusted based upon changes in an index. However, we note the debt contains contractual provisions which specify that the amount to be paid upon settlement is adjusted based upon changes in an index – in this instance, a contractually-agreed rate indexed to the passage of time – rather than simply being settled at par, together with any unpaid accrued interest. Please tell us how you have concluded that the contractual terms which specify settlement at an amount above par, adjusted for the passage of time, does not constitute an index within the context of Step 1 of DIG B16.

3.   In relation to both the call and put features, we note in your response to our prior comment number three you have asserted that the debt does not involve a substantial discount or premium within the context of Step 3 of DIG B16. Please confirm that both the 3.75% Notes and the Floating Rate Notes were issued at par or substantially close to their par amount. Furthermore, please explain the underlying causes that have resulted in the fair values of this debt to exceed the par amounts by the magnitude you have disclosed within the paragraph titled "Fair Value of Financial Instruments" on page 46 of your Form 10-K.

Response Letter Dated February 1, 2008

4.   We note your response letter did not contain certain representations we requested in our prior letter. In responding to this letter, please provide, in writing, a statement from the company acknowledging the following:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Kevin W. Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief